Apogee Acquisition Corp

2106 House Ave Suite 375

Cheyenne, Wyoming 82001

April 2, 2026

VIA EDGAR
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

RE:	Apogee Acquisition Corp (the “Company”) Registration Statement on Form S-1 (File No. 333-294102) (the “Registration Statement”)

Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. on April 6, 2026, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Apogee Acquisition Corp

By:	/s/ Jeffrey Smith
	Name:	Jeffrey Smith
	Title:	Chief Executive Officer